TDS SHAREHOLDERS
                      VOTE FOR A TRULY INDEPENDENT DIRECTOR
                        TO HELP UNLOCK SHAREHOLDER VALUE

                                                      April 17, 1997

DEAR FELLOW TDS SHAREHOLDER:

      Franklin Mutual Advisers, Inc. ("Franklin Mutual") is seeking your support to elect one nominee to the eleven member Board of Directors of Telephone and Data Systems, Inc. ("TDS"). We are one of TDS' largest shareholders with beneficial ownership of almost 5.3 million shares, or 9.8% of the Company's outstanding Common Stock. In our view, the Carlson family-controlled TDS is not being run today for the benefit of all TDS Shareholders and requires a stronger and more independent Board of Directors.

      Therefore, we have nominated Martin L. Solomon, a highly qualified and experienced businessman, for election to the Board. We are taking this action because of the unwillingness of the TDS Board of Directors to unlock substantial shareholder value. Mr. Solomon is committed to representing the interests of all TDS Shareholders and, if elected, will be an independent voice on the Board. We urge you to support our highly qualified, independent candidate, who is pledged to represent your interests and maximize the value of your investment, by signing, dating and mailing your BLUE proxy card.

                               TAKE A CLOSER LOOK
                          AT THE TDS RECORD OF FAILURE

      Notwithstanding a great bull market, your TDS investment has performed miserably over the last five years. The following information, taken directly from the Company's own proxy statement, assumes a $100 investment on December 31, 1991 and measures cumulative total returns through December 31, 1996, including the reinvestment of dividends. Take a closer look at TDS' performance and compare it to the S&P 500 Index and the TDS selected Peer Group. You be the judge of the Company's performance.

 [The following table was represented as a bar graph in the printed material.]

                         Comparison of Cumulative Total
                          Returns at December 31, 1996

S&P 500            $203.05

TDS Peer Group     $168.49

TDS                $106.77

                       $100 Invested on December 31, 1991

      Unfortunately there's more. In addition to its own miserable performance, the performance of the Company's majority owned, publicly traded subsidiaries -- United States Cellular, American Paging, and Aerial Communications -- has also been abysmal. Consider the following:

o United States Cellular's five year performance through December 31, 1996 lagged both the S&P 500 and its peer group.

o Aerial Communications, which began trading on April 25, 1996 at $17 per share, currently trades at $531/48, a decline of about 68%.

o American Paging, which began trading on February 10, 1994 at $14 per share, currently trades a 351/48, a decline of about 74%.

      We are extremely disappointed with the long term performance of TDS and its majority owned subsidiaries -- and you should be disappointed as well.

    In our view, the Company's acquisition policy has contributed significantly to the decline in value of your stock. Over the same five year period through December 31, 1996, the number of TDS shares outstanding has soared 75%, primarily due to acquisitions using undervalued currency -- TDS common stock. We believe that these Board-endorsed deals have been dilutive and ill advised, destroying shareholder value. We think you will agree -- the time for change is now!

                    THE CARLSON-DOMINATED BOARD OF DIRECTORS

      In addition to its ill conceived acquisition program, we believe that TDS' poor stock performance is due in part to its dual-class voting structure. This structure perpetuates control by the Carlson family and serves to disenfranchise other shareholders. Nowhere is this Carlson domination more evident than on the Board. Consider the composition of the current Board of Directors.

 [The following table was represented as a pie graph in the printed material.]

Directors
---------

Inside            91%
Unaffilliated     9%


                         WHAT'S WRONG WITH THIS PICTURE?

                THE TDS BOARD CONSISTS OF 10 "INSIDE" DIRECTORS:

o 4 Carlson Family Members The Carlsons effectively control TDS through their ownership of supervoting (10 votes per share) Class A Common Stock;

o 4 Company Employees These members are dependent on the Carlsons for their livelihood. Shareholders should be aware that the sole member of the Board's Compensation Committee is Leroy T. Carlson, Jr., President of TDS;

o 2 "Paid" Members Two purportedly "outside" directors benefited, directly or indirectly, from special fee arrangements with the Company in 1996. One director was paid $133,800 for consulting services; and the other director's law firm provided legal services to TDS in 1996 for an undisclosed amount; and

                             1 UNAFFILIATED DIRECTOR

o 1 Member This member has been selected by the 10 "inside" directors to represent your interests.

      We believe that the evidence is incontrovertible: the Carlson-dominated Board has failed to enhance value for and is not accountable to all shareholders. The time for change is now. PLEASE SIGN, DATE AND MAIL YOUR BLUE PROXY TODAY.

      We are not alone in our views. Other investment professionals believe that the per share value of the Company's businesses far exceeds the market value of the stock. For example, Thomas Kurey, securities analyst for Everen Securities, estimated in a report dated January 10, 1997 that the company's "private market value" was $96 per share. Today the stock is trading at only $38, a discount of over 60%. Despite shareholder discontent, the Company and its Board have refused to take the steps to close the value gap. We believe that our nominee, Martin Solomon, will be an effective voice encouraging the Board to unlock value for all shareholders.

                            ACT NOW TO MAXIMIZE VALUE

      Franklin Mutual shares your interest in seeing the Company's value maximized for the benefit of all owners. To do so, it is imperative that TDS have a stronger and more independent Board of Directors that will work to recognize the substantial values inherent in the Company's businesses. As a general matter, we believe that TDS should immediately stop issuing its undervalued stock in making acquisitions. It is imperative that TDS study its capital structure and adopt changes to permit the Company to realize its inherent values. These changes may include the sale or spinoff of certain of its businesses. Bottom line, the Board must take its head out of the sand and focus on shareholder value today.

      We believe that Martin L. Solomon will add an important element of independence and financial experience to the Board and that his election will send a strong message to the other Board members that shareholders are dissatisfied with the Company's performance. Mr. Solomon's career as an analyst, portfolio manager, and owner and director of businesses has given him the understanding of what creates value for owners and how to realize it. Mr. Solomon will be your voice, dedicated to maximizing value for all TDS owners.

      We believe it is in your best interest to support the election of Martin Solomon as a Class I director of TDS. Please sign, date and mail your Blue proxy card promptly in the postage-paid envelope enclosed. Your vote is important, so please act today.

      We are committed to acting in the best interests of all TDS shareholders and to seeing the value of our investment -- and yours -- enhanced. Thank you for your support.


                                                      Sincerely,


/s/ Lawrence N. Sondike     /s/ Peter A. Langerman       /s/ Martin L. Solomon
----------------------      ------------------------     --------------------
Lawrence N. Sondike         Peter A. Langerman           Martin L. Solomon
Senior Vice President       Senior Vice President        Private Investor
Franklin Mutual Advisers,   Franklin Mutual Advisers,
Inc.                        Inc.

                                    IMPORTANT
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1.  Be sure to vote on the BLUE proxy card. Vote "FOR" the FMAI nominee. We urge you not to sign any proxy card which is sent to you by TDS. Remember, each properly executed proxy you submit revokes all prior proxies.

2. If any of your shares are held in the name of a bank, broker or other nominee, please contact the party responsible for your account and direct him/her to vote on the BLUE proxy card "FOR" the FMAI nominee. You should also return your FMAI proxy by mail once received.

3. If you have questions or need assistance in voting your shares, please contact:

                             D. F. KING & CO., INC.
                           1-800-207-3158 (toll free)

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